Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-6(b) under the

Securities Exchange Act of 1934, as amended

Filer: Actavis plc

Subject Company: Allergan, Inc.

Form S-4 File No. 333-201242

DATE:	February 13, 2015
TO:	All Actavis and Allergan Employees
FROM:	Brent Saunders, CEO and President, Actavis
David Pyott, Chairman and CEO, Allergan
RE:	Thoughtful, Collaborative and Rapid Decision Making at the Heart of our Pre-Integration Planning

THOUGHTFUL, COLLABORATIVE, RAPID … These three adjectives describe our pre-integration planning process to date. Less than three months ago, we announced our intention to combine Actavis and Allergan to create a new leader in ‘Growth Pharma’. And now, we are moving quickly toward being ready to integrate our companies after the close.

Since the announcement, we have engaged senior managers from both companies in planning the design of the combined organization and in identifying the leadership for each function within the new company. The input and dialogue have been thoughtful, constructive and provocative as we have sought to understand the special attributes of our people and our businesses. We are convinced that these conversations have resulted in better informed decision-making and a sharper focus on what is important to customers.

This collaboration has also enabled us to make rapid decisions that will shape our new company following the close of this historic combination. It is historic because of its size, its growth aspirations and the pace at which we are working to achieve our pre-integration planning objectives. Most integrations do not accomplish what we have accomplished as quickly as we have.

As you have no doubt seen this week, our decision making resulted in a number of announcements of our proposed leadership teams at close. This proposed leadership team now extends to three layers in every part of our company, and even further in commercial groups. By announcing the country managers in each market, we are well positioned for additional decision-making and are one step closer to having a “One Company” approach in local markets after the close. All of this will help each company maintain its growth in the near term.

In order to continue making thoughtful and rapid decisions, we held a series of workshops this week for leaders of each company to discuss and plan the remaining organizational layers of the combined company. The feedback from the participants was generally very positive and everyone in attendance had many opportunities to provide their input and perspective. It will take a few weeks to finalize the work started in these workshops, but we feel confident that we will be ready to launch the new organizational model quickly following the close.

We continue to expect that our combination will be finalized in the March/April timeframe. Between now and then, we will have more news, including Actavis’ earnings and investor meeting on February 18, as well as, Allergan’s and Actavis’ shareholder meetings on March 10.

We thank you for your continued focus and strong performance in our two separate companies, as we continue to operate in the business as usual mode. We are confident that we are working to create a truly special new company with the best attributes of Actavis and Allergan, and we hope you share our enthusiasm.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Actavis’ or Allergan’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Actavis’ or Allergan’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the Allergan acquisition, including future financial and operating results, Actavis’ or Allergan’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Actavis’ and Allergan’s respective goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ or Allergan’s current expectations depending upon a number of factors affecting Actavis’ business, Allergan’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Allergan acquisition; subsequent integration of the Allergan acquisition and the ability to recognize the anticipated synergies and benefits of the Allergan acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Allergan and Actavis shareholder approvals; the risk that a condition to closing of the Allergan acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; the anticipated size of the markets and continued demand for Actavis’ and Allergan’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis’ and Allergan’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis’ and Allergan’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis’ consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis’ and Allergan’s respective periodic public filings with the Securities and Exchange Commission, including but not limited to Actavis’ Annual Report on Form 10-K for the year ended December 31, 2013, as amended by Actavis’ Current Reports on Form 8-K filed on May 20, 2014 and December 5, 2014, Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, in Warner Chilcott Limited’s Registration Statement on Form S-4 effective as of October 15, 2014, and the related prospectus, Allergan’s Annual Report on Form 10-K for the year ended December 31, 2013 and Quarterly Report on Form 10-Q for the quarterly period ended on September 30, 2014, and from time to time in Actavis’ and Allergan’s respective other investor communications. Except as expressly required by law, each of Actavis and Allergan disclaim any intent or obligation to update or revise these forward-looking statements.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Allergan, Actavis has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendment No. 1 thereto, that contains a joint proxy statement of Actavis and Allergan that also constitutes a prospectus of Actavis. The registration statement was declared effective by the SEC on January 26, 2015. Each of Actavis and Allergan commenced mailing the joint proxy statement/prospectus to its shareholders or its stockholders on January 28, 2015. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Actavis and Allergan through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis are available free of charge on Actavis’ internet website at www.Actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Allergan are available free of charge on Allergan’s internet website at www.Allergan.com or by contacting Allergan’s Investor Relations Department at (714) 246-4766.

Participants in the Merger Solicitation

Actavis, Allergan, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Allergan shareholders in connection with the proposed merger is set forth in the joint proxy statement/prospectus. Information about the directors and executive officers of Allergan is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 26, 2014 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in Actavis’ proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014 and certain of Actavis’ Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

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